

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-364-1145
F: 416-364-4990
1-800-268-9374



07028854



December 3, 2007

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI ~~Financial Income Fund~~ Fund Management, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Quarterly Report of the Company for the period ended September 30, 2007.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Douglas J. Jamieson
Senior Vice-President,
and Chief Financial Officer

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

DJJ/cc
Encls.

c: Chris von Boetticher (w/o encls.)

1/2/08

f:\ci\mjk\letters\sec-ltr.doc

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	September 30, 2007
Estimated average burden hours per response. 6.20	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL
RECEIVED
PROCESSING
DEC 11 2007
WASH, D.C.
186
SECTION

For the month of November, 2007.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.

(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date December 3, 2007

By 
(Signature) *
Douglas J. Jamieson
Senior Vice-President and
Chief Financial Officer

* Print the name and title under the signature of the signing officer.

SEC 1815(05-06)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

82-4994



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending November 30, 2007

Toronto, November 1, 2007 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending November 30, 2007 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on November 30, 2007 to unitholders of record as at November 15, 2007.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\nov07\rel-cxc.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports assets and sales for October

TORONTO (November 1, 2007) – CI Financial Income Fund ("CI") today reported assets under management of $69.0 billion and fee-earning assets of $97.0 billion as of October 31, 2007, representing increases over a year ago of 15% and 24%, respectively.

For the month, CI reported gross sales of $849 million and net sales of $179 million. For the year-to-date, gross sales were $9.7 billion and net sales were $1.8 billion. In October, CI Investments Inc. had gross sales of $758 million and net sales of $175 million, while United Financial Corporation reported gross sales of $91 million and net sales of $4 million.

"October was an excellent month for asset growth and sales, as global markets continued to rebound from their lows reached in August," said President Stephen A. MacPhail. "CI is well positioned for a strong finish to another successful year."

CI's assets under management at October 31, 2007 consisted of investment fund assets at CI Investments and United Financial of $65.1 billion, structured product assets of $724 million and institutional assets at KBSH Capital Management Inc. of $3.2 billion. CI also reported administered and other assets of $28.0 billion, which included $16.5 billion in assets under administration at Assante Wealth Management (Canada) Ltd. (net of assets under management at United Financial), and assets under administration at Blackmont Capital Inc. of $9.4 billion.

During October, United Financial launched corporate class versions of its existing United Pools, enhancing the tax efficiency of the Optima Strategy and Private Client Managed Portfolios programs, which offer customized investment management solutions to affluent clients.

In addition, CI Investments launched T-Class, a tax-efficient cash flow solution that's available on 29 CI mutual funds. T-Class makes monthly payments in the form of non-taxable return of capital and is designed for investors in non-registered accounts.

In other news, Morningstar Canada announced its "Fund Analyst Picks," a list of its analysts' favourite funds across all categories. Of the 66 funds currently on the list, CI Investments has 10, more than any other fund company. In addition, Morningstar said CI continues to lead the industry with the most mutual and segregated funds with its top five-star rating at September 30, 2007, with 36.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND October 31, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$646	$515	$131
CI money market	112	68	44
TOTAL CI Investments	$758	$583	$175
TOTAL United Financial	$91	$87	$4
TOTAL CI	$849	$670	$179

FEE-EARNING ASSETS	September 30/07 (millions)	October 31/07 (millions)	% Change
CI mutual/segregated funds	$55,050	$55,449	0.7%
United Financial funds	9,715	9,619	-1.0%
	$64,765	$65,068	0.5%
Structured products	727	724	-0.4%
TOTAL retail assets under management	$65,492	$65,792	0.5%
Institutional managed assets	3,200	3,250	1.6%
TOTAL assets under management	$68,692	$69,042	0.5%
CI administered/other assets	1,703	1,699	-0.2%
Assante assets under administration (net of United funds)	16,528	16,528	0.0%
Blackmont assets under administration	9,359	9,764	4.3%
TOTAL FEE-EARNING ASSETS	$96,282	$97,033	0.8%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	September 30/07 (millions)	October 31/07 (millions)	% Change
Monthly	$64,961	$65,388	0.7%
Quarter-to-date	$65,244	$65,388	0.2%
Fiscal year-to-date	$65,117	$65,145	0.0%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average retail assets	$58,735	$65,145	10.9%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,834,835	Bank debt	$829
Trust units	139,317,499	Cash & marketable securities	(52)
Total outstanding units	286,152,334	Net debt outstanding	$777
Quarter-to-date weighted average units outstanding	285,303,799	Net debt to annualized EBITDA (most recent quarter)	0.99:1
Yield at $28.43	8.0%	In-the-money equity comp. liability (net of tax)	$21
In-the-money options	2,891,302	Terminal redemption value of funds	$783
Percentage of all options	91%	Quarter-to-date equity-based compensation*	$6
All options % of units	1.1%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($26.40) to October 31, 2007 ($28.43).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**48%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**12%**	**Cash**	**11%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145



2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com



Société Générale (Canada)

News Release

FOR IMMEDIATE RELEASE

New deposit notes by Société Générale (Canada) and CI Investments offer accelerated growth potential with principal protection

TORONTO (November 14, 2007) – CI Investments Inc. ("CI") today announced the launch of CI Protected Leverage Deposit Notes, Series 1 (the "Notes"), which allow investors to benefit from the growth of a diverse portfolio of equity and income securities, while enjoying the peace of mind of principal protection.

The Notes, issued by Société Générale (Canada), offer a return, if any, linked to the performance of units of Series A of Signature Income & Growth Fund, a top income balanced fund from CI that uses active asset allocation to capitalize on changing market conditions. The Notes' unique Protected Leverage™ structure ensures that it has continuous 200% exposure to the fund throughout its five-year life. The fund's distributions are automatically reinvested into the Note structure to maximize tax-deferred growth, while the principal amount is 100% guaranteed at maturity by Société Générale.

"The Notes are designed for investors who want growth but are concerned about market volatility," said David R. McBain, CI Senior Vice-President. "The Notes' structure maximizes performance potential through leverage while controlling risk through principal protection and the fund's broad diversification and active asset allocation."

Signature Income & Growth Fund has a strong track record, placing in the first quartile of its category. As of October 31, 2007, the fund had a return of 6.4% over one year and average annual returns of 12.2% over three years, 12.4% over five years and 9.4% since inception in November 2000.

The fund's portfolio is managed by CI's Signature Advisors and invests in a broad range of asset classes, including government and corporate bonds, high-quality income trusts, preferred shares and dividend-paying common stocks. This diversification reduces risk and gives the managers more flexibility to respond to changing market conditions, so that they can take advantage of new opportunities as well as preserve capital. Lead portfolio managers are Eric Bushell, Signature's Chief Investment Officer, and James Dutkiewicz.

CI Protected Leverage Deposit Notes, Series 1, are available for sale until December 7, 2007, through registered dealer representatives, and are eligible for registered plans. The minimum purchase is $5,000. A complete description of the Notes can be found in the Information Statement.

CI Investments

News Release

SOCIETE GENERALE
Corporate & Investment Banking

Société Générale (Canada)

Société Générale is one of the largest financial services groups in the euro zone, and has a presence in 77 countries worldwide. Founded in 1864, the France-based institution serves 28 million retail banking customers, manages 450 billion euros of investment assets and has assets under custody of 2.6 trillion euros as of September 30, 2007.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $97 billion in fee-earning assets as of October 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

This press release is for information purposes only and does not constitute an offer to sell or a solicitation to buy the Notes referred to herein. While a Holder is entitled to the payment at maturity, which cannot be less then the principal amount of the Note, the Notes do not bear interest and there can be no assurance that the notes will show any return. It is thus possible that no return will be paid. Any sale in the secondary market may be made at a price which is less than the principal amount and may be subject to an applicable early trading charge. Ongoing Fees are associated with an investment in the Notes. Potential investors should consult the Information Statement before investing.

-30-

For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1-800-268-9374
www.ci.com

SOCIETE GENERALE
Corporate & Investment Banking
Société Générale (Canada)

Communiqué

POUR DIFFUSION IMMÉDIATE

Un nouveau billet de dépôt lancé par Société Générale (Canada) et Placements CI offre un potentiel de revenu et de croissance avec une protection du capital

TORONTO (14 novembre 2007) - CI Investments Inc. (« CI ») a annoncé aujourd'hui le lancement des billets de dépôt avec effet de levier protégé CI, série 1, (les « Billets ») qui permettent aux investisseurs de bénéficier de la croissance d'un portefeuille diversifié de fonds d'actions et de revenu, en plus de la tranquillité d'esprit que procure une protection du capital.

Les billets, émis par la Société Générale (Canada), offrent un rendement (le cas échéant) lié à la performance des parts de série A du Fonds de revenu et de croissance Signature, un fonds de revenu équilibré CI classé parmi les premiers de sa catégorie qui utilise la répartition de l'actif pour tirer parti des conditions de marché changeantes. L'unique structure à « levier protégé »MC des billets assure une exposition de 200 % au Fonds pendant la période entière de cinq ans. Les distributions du Fonds sont automatiquement réinvesties dans des parts supplémentaires des billets structurés. Cela permet de maximiser la croissance dont l'imposition est différée. De plus, Société Générale garantit que les porteurs de parts recevront 100 % du capital à l'échéance.

« Les billets ont été conçus pour les investisseurs qui recherchent une croissance du capital et une protection contre la volatilité », a déclaré David R. McBain, vice-président principal de CI. « La structure des billets cherche à maximiser le rendement potentiel en ayant recours à une stratégie d'effet de levier et des mesures de contrôle de risque, rendues possibles grâce à la protection du capital, la diversification très large du Fonds et la gestion active de la répartition de l'actif. »

Le Fonds de revenu et de croissance Signature possède un historique de rendement supérieur et se classe dans le premier quartile de sa catégorie. Au 31 octobre 2007, le rendement du Fonds se chiffrait à 6,4 % sur un an, 12,2 % sur trois ans, 12,4 % sur cinq ans et 9,4 % depuis sa création en novembre 2000.

Le portefeuille du Fonds est géré par Signature Advisors de CI, qui investit dans une vaste gamme de catégories d'actifs qui comprennent des obligations de sociétés et d'État, des fiducies de revenu à cote supérieure, des actions privilégiées et des actions ordinaires versant des dividendes. Cette diversification réduit le risque et offre plus de flexibilité aux gestionnaires pour répondre aux conditions de marché changeantes. Par conséquent, ils peuvent tirer parti de nouvelles occasions de placement, tout en assurant la protection de leur capital. Les principaux gestionnaires de portefeuille sont Eric Bushell, directeur des placements chez Signature, et James Dutkiewicz.

Placements CI **Communiqué**

Les billets de dépôt avec effet de levier protégé CI, série 1, sont en vente jusqu'au 7 décembre 2007, par l'entremise d'agents de courtage autorisés, et sont disponibles pour les régimes enregistrés. Le placement minimal est de 5 000 $. Une description complète des billets est disponible dans le Document d'information.

Société Générale, présente dans 77 pays, est l'un des plus importants groupes de services financiers de la zone euro. Cette société française, fondée en 1864, fournit des services bancaires de détail à sa clientèle d'environ 278 millions de particuliers, gère 450 milliards d'euros en investissements et comptait au 30 septembre 2007 un actif sous gestion de 2,6 billions d'euros.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 97 milliards de dollars le 31 octobre 2007. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et possède un site web qui se trouve à l'adresse www.ci.com.

Ce communiqué est fourni à titre d'information seulement et ne constitue pas une offre de vente ou de sollicitation d'achat des placements qui en font l'objet. Bien qu'un porteur ait droit à la date d'échéance à un paiement qui ne peut être inférieur au capital de ses billets, ceux-ci ne porteront pas intérêt et rien ne garantit qu'ils rapporteront un rendement. Il est donc possible qu'aucun intérêt ne soit versé. La vente des billets sur un marché secondaire pourrait être conclue à un prix inférieur à la valeur du capital initial et pourrait entraîner des frais de négociation anticipée. Un placement dans les billets de dépôt est sujet à un certain nombre de frais. Veuillez lire le Document d'information avant d'investir.

« Levier protégé » est une marque de commerce de Société Générale (Canada).

-30-

Renseignements :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

**Skylon Funds Announce Distributions
for Month Ending November 30, 2007**

Toronto, November 16, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending November 30, 2007 payable on December 14, 2007 to unitholders of record as at November 30, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\nov07\rel-aggregate.doc

CI Investments
2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX SYMBOL: CIX.UN**

CI Investments named Analysts' Choice Investment Fund Company of the Year for a second consecutive year

TORONTO (November 30, 2007) – CI Investments Inc. ("CI") is honoured to have been named Analysts' Choice Investment Fund Company of the Year for the second year in a row at the Canadian Investment Awards last night. In addition, CI won top honours in the Canadian Balanced Fund and U.S. Pooled Fund categories.

The Analysts' Choice Investment Fund Company of the Year is selected by a group of independent analysts for excellence in nine key areas: performance, management, breadth of core fund category representation, community investment, industry service, investor and advisor education, volatility/risk, fund governance and communication to unitholders. CI was also a finalist this year for the Advisors' Choice Investment Fund Company of the Year, an award that CI received in 2005.

"We thank advisors and our industry colleagues for their support and recognition," said Peter W. Anderson, CI Chief Executive Officer. "Fund Company of the Year is a prestigious award and we are honoured by this three-year winning streak. It speaks to our commitment to providing advisors and investors with a comprehensive selection of superior products and services that are backed by the expertise of a strong and diverse lineup of talented portfolio management teams."

In the Canadian Balanced Fund category, the winner was Signature Canadian Balanced Fund, managed by Eric Bushell, Chief Investment Officer of CI's Signature Advisors. Another CI fund was a finalist in this category – Harbour Growth & Income Fund, led by Gerry Coleman, Portfolio Manager with CI's Harbour Advisors.

CI American Value was named the top U.S. Pooled Fund for the third consecutive year. The portfolio managers are William Priest and David Pearl of Epoch Investment Partners Inc. of New York.

Other CI funds that were finalists in their categories were CI Global Small Companies Fund, which is managed by Mr. Priest and Daniel Gerber of Epoch, and CI Global Health Sciences Corporate Class, which is managed by Andrew Waight of Altrinsic Global Advisors, LLC of Stamford, Connecticut.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $97.0 billion in fee-earning assets as of October 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information:
Murray Oxby
Director, Communications
CI Investments Inc.
(416) 681-3254

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Placements CI remporte le titre de « société de fonds de l'année » pour une deuxième année consécutive

TORONTO (30 novembre 2007) – CI Investments Inc. (« CI ») a eu l'honneur de remporter le « Prix Choix des analystes - Société de fonds de l'année » pour une deuxième année consécutive, lors de la cérémonie de remise des prix « Canadian Investment Awards » tenue hier soir. De plus, CI s'est classé parmi les meilleures sociétés de fonds dans les catégories de fonds canadiens équilibrés et fonds d'actions américaines.

Le récipiendaire du « Prix Choix des analystes - Société de fonds de l'année » est choisi par un groupe d'analystes indépendants pour son excellence dans neuf différentes catégories : performance, gestion, envergure des catégories de fonds, engagement de la société dans la communauté, service à l'industrie, éducation des investisseurs et des conseillers, volatilité/risque, gouvernance des fonds et communication aux porteurs de parts. CI s'est classé comme finaliste dans la catégorie du « Prix Choix des conseillers - Société de l'année » — un prix que CI a reçu en 2005.

« Nous tenons à remercier les conseillers et nos collègues de l'industrie pour leur soutien et marque d'approbation » a déclaré Peter W. Anderson, chef de la direction de CI. « Société de fonds de l'année est un prix prestigieux et c'est la 3e année que nous remportons cet honneur. Ceci reflète notre engagement d'offrir aux conseillers et investisseurs une vaste sélection de produits et services supérieurs soutenus par la solidité et l'expertise de nos équipes diversifiées de gestionnaires de portefeuille. »

Dans la catégorie des fonds canadiens équilibrés, le gagnant est « le Fonds de revenu et de croissance Signature », géré par Eric Bushell, directeur des placements pour Signature Advisors de CI. Un autre fonds de CI qui s'est classé parmi les finalistes de cette catégorie est le Fonds de revenu et de croissance Harbour, géré par Gerry Coleman, gestionnaire de portefeuille pour Harbour Advisors de CI.

Le Fonds de valeur américaine CI a obtenu le titre de meilleur Fonds d'actions américaines pour la 3e année consécutive. Les gestionnaires de portefeuille de ce Fonds sont William Priest et David Pearl d'Epoch Investment Partners Inc., situé à New York

Parmi les autres fonds de CI qui se sont classés parmi les finalistes de leurs catégories respectives, notons : le Fonds mondial de petites sociétés CI géré par M. Priest et Daniel Gerber d'Epoch, et la Catégorie de société sciences de la santé mondiales CI, gérée par Andrew Waight d'Altrinsic Global Advisors, LLC situé à Stamford, Connecticut.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 97,0 milliards de dollars le 31 octobre 2007. CI offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

-30-

Pour de plus amples renseignements :
Murray Oxby
Directeur des communications
CI Investments Inc.
416-681-3254

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending December 31, 2007

Toronto, November 30, 2007 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending December 31, 2007 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on December 31, 2007 to unitholders of record as at December 15, 2007.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, November 30, 2007 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending November 30, 2007 of $0.13125 per preferred share payable on December 31, 2007 to shareholders of record as at December 14, 2007.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\nov07\rel-global-res.doc



CI Financial Third Quarter Report | September 30, 2007



Financial Highlights

(in thousands, except per unit amounts)	As at September 30, 2007	As at September 30, 2006	% change
Fee-earning assets	96,282,094	76,084,362	27
Retail assets under management	65,492,590	58,260,439	12
Units outstanding	284,777	284,046	–

	For the three months ended September 30, 2007	For the four months ended September 30, 2006	For the three months ended September 30, 2006	% change three months
Average retail assets under management	65,243,655	57,287,019	57,721,342	13
Gross sales of retail managed funds	2,495,893	2,695,390	1,876,849	33
Redemptions of retail managed funds	2,346,560	2,313,429	1,621,051	45
Net sales of managed funds	149,333	381,961	255,798	(42)
Net income	143,724	204,738	138,356	4
Earnings per unit	0.50	0.72	0.49	2
EBITDA*	183,940	221,795	167,091	10
EBITDA* per unit	0.64	0.78	0.59	8
Pre-tax operating earnings* per unit	0.57	0.69	0.54	6
Distributions paid per unit	0.55	0.5625	0.5025	9
Average units outstanding	285,373	284,527	284,222	–

	For the nine months ended September 30, 2007	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006	% change nine months
Average retail assets under management	65,116,941	56,920,221	57,227,208	14
Gross sales of retail managed funds	8,875,844	8,659,459	7,893,867	12
Redemptions of retail managed funds	7,243,095	6,510,339	5,813,611	25
Net sales of managed funds	1,632,748	2,149,119	2,080,257	(22)
Net income	437,397	347,116	321,939	36
Earnings per unit	1.55	1.22	1.13	37
EBITDA*	553,646	497,664	449,823	23
EBITDA* per unit	1.96	1.74	1.58	24
Pre-tax operating earnings* per unit	1.77	1.75	1.56	13
Distributions paid per unit	1.63	0.9225	0.8625	89
Average units outstanding	282,238	285,224	285,165	(1)

**EBITDA (Earnings before interest, taxes, depreciation and amortization) and pre-tax operating earnings are not standardized earnings measures prescribed by GAAP; however, management believes that most of its unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results. CI's method of calculating these measures may not be comparable to similar measures presented by other companies. A reconciliation of EBITDA to net income is provided on page 10. A reconciliation of pre-tax operating earnings to income before income taxes is provided on page 9.*

Dear Unitholders,

During the third quarter, problems in the sub-prime mortgage and structured investment vehicle markets led to a credit crunch that bruised global financial markets and dampened CI's results. Our average assets were down 1.7% from the second quarter and reduced market activity translated into lower administration fee and investment banking revenue at Assante Wealth Management and Blackmont Capital. However, CI's assets are now well above the lows of August and business has picked up again on the capital markets side at Blackmont.

In a recurring theme, the Canadian dollar rallied 7.4% against the U.S. dollar in the third quarter, reducing market returns in Canadian dollars. Despite the market disruption, the S&P 500 Index gained 2.0% and the Dow Jones Industrial Average gained 4.2%, which convert to -4.2% and -2.2%, respectively, in Canadian dollar terms. The S&P/TSX Composite Index rose 2.0% over the three months, while the MSCI World Index returned 2.5% in U.S. dollar terms, or -3.8% in Canadian dollars. These returns mask the damage during August, where markets were at one point down approximately 10% from the end of June, which pushed our average assets lower for the quarter.

CI posted net sales of $149 million over the three months ending September 30, contributing to year-to-date net sales of over $1.6 billion. Over the same three-month period, industry net sales as reported by IFIC were $2.4 billion, down $0.3 billion relative to the third quarter of 2006.

Operating Review

CI's net income for the third quarter was $143.7 million, or $0.50 per unit, up 4% from $138.4 million, or $0.49 per unit in the third quarter of 2006. CI reported a tax recovery of $6.0 million this quarter, versus a recovery of $4.6 million in the comparable quarter a year ago. EBITDA, which measures underlying profitability before income taxes, was $183.9 million, or $0.64 per unit, up 10% from $167.1 million, or $0.59 per unit. These numbers are down slightly when compared to the previous quarter ended June 30, 2007, when net income was $0.54 per unit and EBITDA was $0.69 per unit.

CI recorded an equity-based compensation recovery of $1.0 million this quarter compared to an expense of $2.0 million last quarter and $3.4 million in the year-earlier period. Net of this compensation, EBITDA was $0.64 per unit this quarter, $0.70 last quarter and $0.60 in the comparable quarter last year.

While the Asset Administration segment reported weaker results this quarter, Blackmont has yielded EBITDA of $14 million in the six months since its acquisition, well ahead of our expectations. This has been achieved by improving revenues and reducing costs by centralizing support functions within the CI group of companies.

Outlook

CI reported net sales in October of $179 million, up from $44 million in the same month a year ago. Our assets under management at October 31, 2007 were $65.792 billion – an increase of 1% from the average assets under management for the third quarter of $65.244 billion.

The Board of Trustees declared a monthly distribution of $0.19 per unit payable on December 14, 2007 to unitholders of record on November 30, 2007.



William T. Holland
Chief Executive Officer



Stephen A. MacPhail
President

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") dated October 30, 2007 presents an analysis of the financial position of CI Financial Income Fund and its subsidiaries ("CI") as at September 30, 2007, compared with December 31, 2006, and the results of operations for the three and nine months ended September 30, 2007, compared with the three and four months, and nine and ten months, respectively, ended September 30, 2006.

Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments"), United Financial Corporation ("United"), Assante Wealth Management (Canada) Ltd. ("AWM") and Blackmont Capital Inc. ("Blackmont"). The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, KBSH Capital Management Inc. ("KBSH") and Lakeview Asset Management Inc. ("Lakeview"). The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. ("ACM") and Assante Financial Management Ltd. ("AFM"), and Blackmont.

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions, including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. The reader is cautioned against undue reliance on these forward-looking statements.

CI converted to an income trust on June 30, 2006 and all discussion and reference to CI should be considered to be a continuation of the record of the predecessor organization, CI Financial Inc. All references to "units", "unitholders" and "distributions" are subsequent to June 30, 2006 and are used to refer to "shares", "shareholders" and "dividends", respectively, prior to conversion.

This MD&A includes several non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of these financial measures in analyzing CI's results. These non-GAAP measures and reconciliations to GAAP where necessary, are shown as highlighted footnotes to the discussion throughout the document.

Summary of Quarterly Results

(millions of dollars, except per unit amounts)

	Fiscal Year Ending Dec. 31, 2007			Dec. 31, 2006*		Fiscal Year Ending May 31, 2006			
INCOME STATEMENT DATA	Q3	Q2	Q1	Q2	Q1	Q4	Q3	Q2	Q1
Management fees	326.3	329.7	314.6	306.7	293.8	294.9	277.5	267.6	270.0
Administration fees	75.6	94.6	40.8	37.3	31.1	34.5	35.3	31.0	30.9
Other revenues	15.9	16.7	13.6	15.0	12.1	14.6	17.6	17.2	32.3
Total revenues	417.8	441.0	369.0	359.0	337.0	344.0	330.4	315.8	333.2
Selling, general and administrative	88.5	92.4	73.4	64.1	66.2	100.0	93.6	79.8	80.2
Trailer fees	92.9	93.1	89.0	85.8	81.1	80.5	71.8	68.9	69.7
Investment dealer fees	49.5	56.0	31.9	28.5	23.9	26.1	26.6	23.4	23.3
Amortization of deferred sales commissions	30.9	29.4	27.4	25.6	24.1	22.4	20.4	18.8	17.5
Interest expense	10.6	10.0	7.6	6.6	5.4	4.5	3.2	3.0	3.2
Other expenses	7.7	9.8	2.6	2.8	2.5	3.3	2.3	3.9	2.4
Total expenses	280.1	290.7	231.9	213.4	203.2	236.8	217.9	197.8	196.3
Income before income taxes	137.7	150.3	137.1	145.6	133.8	107.2	112.5	118.0	136.9
Income taxes	(6.0)	(1.3)	(5.0)	(4.3)	(4.6)	37.9	39.4	42.3	45.9
Net income	143.7	151.6	142.1	149.9	138.4	69.3	73.1	75.7	91.0
Earnings per unit	0.50	0.54	0.51	0.53	0.49	0.24	0.26	0.26	0.32
Distributions paid per unit	0.55	0.54	0.54	0.5025	0.5025	0.18	0.18	0.18	0.16

**Results are for the three months ended September 30, 2006 and December 31, 2006.*

Overview

CI is a diversified wealth management firm and one of Canada's largest independent investment fund companies. CI also became one of the country's largest income trusts in June 2006. The conversion changed the publicly traded entity from a corporation to a trust and prompted the change in CI's year-end to December 31 from May 31. Accordingly, CI is required to use the results for the four and ten months ended September 30, 2006 as comparative figures for the three and nine months ended September 30, 2007. In order to improve comparability, results for the three and nine months ended September 30, 2006 are also presented in the consolidated financial statements and discussed in this MD&A.

The principal business of CI is the management, marketing, distribution and administration of mutual funds, segregated funds, structured products and other fee-earning investment products for Canadian investors. They are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM and Blackmont financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI's income and derives its revenues principally from the fees earned on the management of several families of mutual, segregated, pooled and closed-end funds, structured products and discretionary accounts. The Asset Administration segment derives its revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater") and has included the results of Rockwater from that date. With Rockwater, CI acquired Blackmont, a full-service investment dealer, KBSH, an investment counseling firm, and Lakeview, a mutual fund company. On September 1, 2007 Rockwater was amalgamated with Blackmont to continue as Blackmont.

Fee-Earning Assets and Sales

Total fee-earning assets, which include CI mutual and segregated funds, United funds, Lakeview funds, structured products, KBSH institutional assets (collectively, assets under management or AUM), administered/

FEE-EARNING ASSETS

AS AT SEPTEMBER 30

(in billions)	2007	2006	% change
CI mutual and segregated funds	$54.5	$47.9	14
United funds	9.7	9.4	3
Lakeview funds	0.6	–	–
Structured products	0.7	1.0	(30)
Total retail assets under management	$65.5	$58.3	12
KBSH institutional assets	3.2	–	–
Total assets under management	$68.7	$58.3	18
AWM assets under administration (net of United funds)	16.5	16.2	2
Blackmont assets under administration	9.4	–	–
Administered/other funds	1.7	1.6	6
Total fee-earning assets	$96.3	$76.1	27

other assets, AWM assets under administration (net of United funds) and Blackmont assets under administration at September 30, 2007 were $96.3 billion, an increase of 27% from $76.1 billion at September 30, 2006. The increase was primarily a result of the $13.5 billion in fee-earning assets acquired at Rockwater. As shown in the above chart, these assets are represented by $54.5 billion in CI mutual and segregated funds, $9.7 billion in United funds, $0.6 billion in Lakeview funds, $0.7 billion in structured products, $3.2 billion in KBSH assets, $1.7 billion in administered/other assets such as labour-sponsored funds, $16.5 billion in AWM assets under administration (net of United funds previously described) and $9.4 billion in Blackmont assets under administration.

Retail assets under management form the majority of CI's fee-earning assets and provide most of its revenue and net income. The growth in retail assets under management during the nine months ended September 30, 2007 is detailed in the table below.

(in billions)	Nine months ended September 30, 2007
Retail assets under management at December 31, 2006	$62.7
Gross sales	8.9
Redemptions	7.3
Net sales	1.6
Acquired assets	0.4
Market performance	0.8
Retail assets under management at September 30, 2007	$65.5

The table below sets out the levels of and the change in CI's average retail assets under management and the gross and net sales levels for the relevant periods. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of market performance and positive sales of CI's funds, as well as the acquired assets at Lakeview.

	Three months ended		Nine months ended	
(in billions)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Average retail assets under management	$65.244	$57.721	$65.117	$57.227
Increase	13%		14%	
Gross sales	$2.5	$1.9	$8.9	$7.9
Net sales	$0.1	$0.3	$1.6	$2.1

Net sales of mutual funds reported by the Investment Funds Institute of Canada ("IFIC") were down $0.3 billion to $2.4 billion for the three months ended September 30, 2007 from industry net sales of $2.7 billion for the same three-month period last year. Though sales and assets reported by IFIC do not give a comprehensive view of CI's sales and assets, they are helpful as an indicator of trends affecting a significant portion of CI's business. CI's net sales were impacted during the quarter by $196 million in redemptions within institutional accounts due to the market volatility in August.

Results of Operations

CI reported net income of $143.7 million for the three months ended September 30, 2007, 4% higher than the $138.4 million reported for the three months ended September 30, 2006. On a per unit basis, CI earned $0.50 in the three months ended September 30, 2007, an increase of 2% from $0.49 reported for the comparative period last year. In the quarter ended September 30, 2007, an income tax recovery of $6.0 million was recorded, compared with a recovery of $4.6 million in the quarter ended September 30, 2006.

The results of operations include amounts recorded for equity-based compensation expense, which varies from period to period based on CI's unit price, the extent of vesting during the period and the price at which options were exercised during the period. Earnings for the three months ended September 30, 2007 were increased by an equity-based compensation recovery of $1.0 million ($0.7 million after-tax). In comparison, for the three months ended September 30, 2006, earnings were reduced by equity-based compensation expense of $3.4 million ($2.1 million after-tax).

CI's pre-tax operating earnings, as set out in the table below, adjust for the impact of equity-based compensation and gains on marketable securities. Redemption fee revenue and the amortization of deferred sales commissions and fund contracts are also deducted to remove the impact of back-end financed assets under management.

Redemption fee revenue declined $0.6 million to $7.2 million in the three months ended September 30, 2007 from $7.8 million in the comparative period last year. Redemption fee revenue fell as a result of a decline in the redemption of back-end load assets under management. In addition, these back-end assets are aging, and therefore pay a lower redemption fee rate when redeemed.

Pre-Tax Operating Earnings

CI uses pre-tax operating earnings to assess its underlying profitability. CI defines pre-tax operating earnings as income before income taxes less redemption fee revenue and investment gains, plus equity-based compensation expense and amortization of deferred sales commissions and fund contracts.

	Three months ended		Nine months ended	
(in millions, except per unit amounts)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Income before income taxes	$137.8	$133.8	$425.1	$358.9
Less:				
Redemption fees	7.2	7.8	23.9	26.3
Gain on marketable securities and fund contracts	0.1	–	0.2	1.6
Add:				
Amortization of DSC and fund contracts	32.1	24.8	90.4	69.9
Equity-based compensation expense (recovery)	(1.0)	3.4	7.3	44.2
Pre-tax operating earnings	$161.6	$154.2	$498.7	$445.1
per unit	$0.57	$0.54	$1.77	$1.56

Amortization of deferred sales commissions and fund contracts increased to $32.1 million in the three months ended September 30, 2007 from $24.8 million in the three months ended September 30, 2006. Amortization of deferred sales commissions is increasing as a result of the change in the accounting estimate of the useful life for full-load deferred sales commissions effective June 2003. The switch from 36 months to 84 months meant that the balance of deferred sales commissions at that time was no older than three years and its amortization would now be extended another four years. This caused an immediate drop in the amortization expense for that first period after the change in accounting estimate. The amortization expense has grown each period as no deferred sales commission was fully amortized until June 2007, four years after the date of the accounting estimate change. As well, the expenditure on deferred sales commissions has grown from an annual rate of $84 million in June 2003 to $177 million over the past 12 months.

Pre-tax operating earnings per unit increased 6% for the three months ended September 30, 2007, compared with the same period in 2006, while average retail assets under management increased 13%. The difference is mainly the result of a decline in CI's operating profit margin, as set out in the asset management segment discussion and additional interest expenses of $5 million over the prior year.

As shown in the table that follows, EBITDA increased to $183.9 million in the three months ended September 30, 2007 from $167.1 million in the three months ended September 30, 2006, an increase of 10%. The increase in EBITDA was the result of the lower equity-based compensation expense discussed above, and higher average assets under management even as the margin on those assets declined.

Interest expense increased due to higher debt levels, as discussed under "Liquidity and Capital Resources." CI's debt increased primarily on the cash portion of the Rockwater purchase price. Debt is generally used to fund growth in the company, through the payment of deferred selling commissions, as well as the repurchase

EBITDA

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) to assess its underlying profitability prior to the impact of its financing structure, income taxes and the amortization of sales commissions, fund contracts and capital assets. This also permits comparisons of companies within the industry, before any distortion caused by different financing methods, levels of taxation and mix of business between front-end and back-end sales commission assets under management.

	Three months ended		Nine months ended	
(in millions, except per unit amounts)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net income	$143.7	$138.4	$437.4	$321.9
Add (deduct):				
Interest expense	10.6	5.4	28.2	13.6
Income tax expense (recovery)	(6.0)	(4.6)	(12.3)	37.0
Amortization of DSC and fund contracts	32.1	24.8	90.4	69.9
Amortization of other items	3.5	3.1	9.9	7.4
EBITDA	$183.9	$167.1	$553.6	$449.8
per unit	$0.64	$0.59	$1.96	$1.58
EBITDA margin (as a % of revenue)	44%	50%	45%	45%

of unit capital. EBITDA is designed to disregard whether debt or equity financing is used or any restructuring of debt or equity on the balance sheet in order to provide information on results of operations prior to the impact of such financing activities.

Asset Management Segment

The Asset Management segment of the business includes the operating results and financial position of CI Investments, United, KBSH, and Lakeview.

Results of Operations

The table that follows presents the operating results for the Asset Management segment:

(in millions)	Three months ended September 30, 2007	Four months ended September 30, 2006	Three months ended September 30, 2006
Management fees	$326.3	$387.0	$293.8
Other revenue	11.6	14.0	10.2
Total revenue	337.9	401.0	304.0
Selling, general and administrative	56.9	66.9	54.5
Trailer fees	97.1	111.7	84.3
Amortization of deferred sales commissions and fund contracts	32.3	33.1	25.0
Other expenses	3.7	4.0	1.6
Total expenses	190.0	215.7	165.4
Income before income taxes and non-segmented items	$147.9	$185.3	$138.6

(in millions)	Nine months ended September 30, 2007	Ten months ended September 30, 2006	Nine months ended September 30, 2006
Management fees	$970.5	$959.5	$863.9
Other revenue	36.3	40.6	35.7
Total revenue	1,006.8	1,000.1	899.6
Selling, general and administrative	178.9	233.2	205.6
Trailer fees	286.6	272.3	246.2
Amortization of deferred sales commissions and fund contracts	90.9	77.5	70.2
Other expenses	10.7	7.4	6.9
Total expenses	567.1	590.4	528.9
Income before income taxes and non-segmented items	$439.7	$409.7	$370.7

Income before income taxes and interest expense for CI's principal segment was $147.9 million for the three months ended September 30, 2007, an increase of 7% from $138.6 million in the same period last year. For the nine months ended September 30, 2007, income before income taxes and interest expense for the Asset Management segment was $439.7 million, an increase of 19% compared with $370.7 million for the nine months ended September 30, 2006. The increase from the prior year for both the three-month and nine-month periods is mainly due to the appreciation in average assets under management.

Revenues

Revenues from management fees were $326.3 million for the three months ended September 30, 2007, an increase of $32.5 million or 10% from the three months ended September 30, 2006. Management fee revenue for the nine months ended September 30, 2007 was $970.5 million, an increase of 12% compared with the nine months ended September 30, 2006. The increase was mainly attributable to higher average retail assets under management, which were 13% and 14% higher for the three and nine months ended September 30, 2007, respectively, compared with the same periods in 2006. As a percentage of average retail assets under management, management fees were 1.984% and 1.993% for the three and nine months ended September 30, 2007, down from 2.019% and 2.018% in the respective three and nine months ended September 30, 2006.

Average management fee rates have decreased as a result of a continuing trend towards a higher proportion of CI's assets being Class F and Class I funds, which have lower management fees. Class F funds pay no trailer fees to advisors, who typically charge their clients a flat or asset-based fee. Class I funds have reduced management fees for institutional clients with large holdings. At September 30, 2007, there were $735.0 million and $6.9 billion in Class F and Class I funds, respectively, compared with $583.6 million and $4.9 billion at September 30, 2006.

For the three months ended September 30, 2007, other revenue was $11.6 million, increasing from $10.2 million for the three months ended September 30, 2006. Included in the three-month period ended September 30, 2007 is $2.0 million from KBSH and Lakeview. Other revenue for the nine months ended September 30, 2007 was $36.3 million, up slightly from $35.7 million for the nine months ended September 30, 2006.

The largest component of other revenue is redemption fees. Redemption fees were $7.2 million and $23.9 million for the respective three and nine months ended September 30, 2007. In comparison, redemption fees were $7.8 million and $26.3 million for the three and nine months ended September 30, 2006, respectively. The decrease in redemption fees over the comparative periods was a result of the decreased level of assets that are subject to redemption fees, and the aging of assets, which results in lower applicable redemption fee rates.

Expenses

Selling, general and administrative ("SG&A") expenses for the Asset Management segment were $56.9 million for the three months ended September 30, 2007, an increase of 4% from $54.5 million for the comparative period last year. For the nine months ended September 30, 2007, SG&A expenses were $178.9 million, a decrease of 13% from $205.6 million for the nine months ended September 30, 2006. Included in SG&A are expenses relating to CI's equity-based compensation plan, which were a recovery of $1.0 million and expense of $7.3 million for the respective three and nine months ended September 30, 2007, compared with an expense of $3.4 million and $44.2 million for the respective three and nine months ended September 30, 2006.

At December 31, 2006, based on the price per CI trust unit of $26.72, the potential payment on all vested equity-based compensation outstanding, plus the proportion of unvested amounts, was $43.0 million. Based on the price per CI trust unit at September 30, 2007 of $26.40, the equity-based compensation liability decreased by $17.9 million to $25.1 million. The decline in the liability was primarily a result of options exercised during the nine months ended September 30, 2007. Though CI acknowledges that the equity-based compensation expense is clearly a cost of business that is tied to the performance of CI's trust unit price, the financial results presented hereinafter both include and exclude the expense to aid the reader in conducting a comparative analysis.

SG&A expenses net of the amount related to equity-based compensation ("net SG&A") were $57.9 million for the three months ended September 30, 2007 and $51.1 million for the three months ended September 30, 2006. For the nine months ended September 30, 2007, net SG&A expenses were $171.6 million compared to $161.4 million for the nine months ended September 30, 2006. The increase from the prior year is due to the SG&A expenses related to KBSH and Lakeview and an increase in infrastructure commensurate with the growth in assets under management.

As a percentage of average retail assets under management, net SG&A expenses were 0.35% in each of the three and nine-month periods ended September 30, 2007, compared with 0.35% for the three months ended September 30, 2006 and, 0.38%, for the nine months ended September 30, 2006. This indicates that CI contained spending growth below growth in assets under management.

Trailer fees increased from $84.3 million for the three months ended September 30, 2006 to $97.1 million for the three months ended September 30, 2007. Net of intersegment amounts, this expense increased from $81.1 million for the three-month period ended September 30, 2006 to $92.9 million for the three-month period ended September 30, 2007. Included in the most recent three-month period is $0.9 million related to Lakeview. Trailer fees increased from $246.2 million in the nine months ended September 30, 2006 to $286.6 million for the nine months ended September 30, 2007. Net of intersegment amounts, this expense increased from $235.1 million for the nine months ended September 30, 2006 to $275.0 million for the nine months ended September 30, 2007.

The overall increase in trailer fees was consistent with the increase in assets under management. Also contributing to higher trailer fees is the movement towards a greater percentage of funds being sold on a front-end sales charge basis and a higher percentage of equity funds. For both of these types of funds, CI pays a higher trailer fee rate. In addition, there has been the conversion of older deferred sales charge assets to front-end units. As a percentage of average retail assets, trailer fees were 0.56% for the three and nine months ended September 30, 2007, compared with 0.56% and 0.55% in the respective three and nine months ended September 30, 2006.

For the three-month period ended September 30, 2007, CI's operating profit margin on the Asset Management segment, as a percentage of average retail assets under management and adjusted for equity-based compensation expenses, was 1.067%, down from 1.110% for the same period last year. Similarly, for the nine-month period ended September 30, 2007, CI's operating profit margin was 1.076%, down from 1.092% for the nine months ended September 30, 2006. This was a result of lower management fees and higher trailer fees offset by lower selling, general and administrative expenses.

Generally, the trend in CI's margins has been gradually downward. Increasing competition and changes in the product platforms through which an increasing amount of funds are sold have pushed management fee rates lower. The increase in trailer fees resulting from the change in sales mix towards front-end sales charge funds also contributed to the decline in margins. While CI has been able to reduce SG&A expenses in the past in order to mitigate the decline in its margins, there is no assurance that it can continue to do so.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 36 or 84 months immediately following the sale of the funds, for low-load or full-load deferred sales charges, respectively. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities. Amortization of deferred sales commissions was $30.9 million for the three months ended September 30, 2007, compared with $24.1 million for the three months ended September 30, 2006. Amortization of deferred sales commissions was $87.8 million for the nine months ended September 30, 2007, compared with $67.6 million for the nine months ended September 30, 2006. The increase is consistent with the increase in deferred sales commissions paid in the last four fiscal years and the change in amortization period from 36 to 84 months beginning in June 2003.

Other expenses increased from $1.6 million and $6.9 million for the respective three months and nine months ended September 30, 2006 to $3.7 million and $10.7 million for the respective three and nine months ended September 30, 2007. Included in other expenses are distribution fees to limited partnerships, which decreased to $0.7 million for the three months ended September 30, 2007 from $0.8 million for the comparative period last year. Other expenses also included $2.3 million related to KBSH for the most recent three-month period, and $6.0 million for the nine-month period.

Operating Profit Margin

CI monitors its operating profitability on assets under management within its Asset Management segment by measuring the operating profit margin, which is defined as management fees from funds less trailer fees and SG&A expenses net of equity-based compensation expense, calculated as a percentage of average assets under management.

	Three months ended		Nine months ended	
(as a % of average AUM)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Management fees	1.984	2.019	1.993	2.018
Less:				
Trailer fees	0.565	0.558	0.565	0.549
Net SG&A expenses	0.352	0.351	0.352	0.377
Operating profit margin	1.067	1.110	1.076	1.092

Asset Administration Segment

The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including ACM, AFM, and Blackmont.

Results of Operations

The table that follows presents the operating results for the Asset Administration segment:

(in millions)	Three months ended September 30, 2007	Four months ended September 30, 2006	Three months ended September 30, 2006
Administration fees	$102.1	$75.8	$56.3
Other revenue	4.5	2.4	1.9
Total revenue	106.6	78.2	58.2
Selling, general and administrative	31.6	16.8	11.8
Investment dealer fees	71.1	60.8	45.1
Amortization of deferred sales commissions and fund contracts	0.4	0.5	0.4
Other expenses	2.8	0.1	–
Total expenses	105.9	78.2	57.3
Income before income taxes and non-segmented items	$0.7	–	$0.9

(in millions)	Nine months ended September 30, 2007	Ten months ended September 30, 2006	Nine months ended September 30, 2006
Administration fees	$295.8	$204.1	$182.1
Other revenue	10.0	7.9	6.7
Total revenue	305.8	212.0	188.8
Selling, general and administrative	75.4	44.1	39.6
Investment dealer fees	207.5	160.2	143.2
Amortization of deferred sales commissions and fund contracts	1.1	1.3	1.1
Other expenses	6.6	0.8	0.7
Total expenses	290.6	206.4	184.6
Income before income taxes and non-segmented items	$15.2	$5.6	$4.2

The Asset Administration segment had income before income taxes and non-segmented items of $0.7 million for the three months ended September 30, 2007, down from $0.9 million for the three months ended September 30, 2006. Income before income taxes and non-segmented items was $15.2 million for the nine months ended September 30, 2007, up 262% from $4.2 million for the nine months ended September 30, 2006. The increase from the prior year for the nine-month period is mainly due to the Blackmont acquisition.

Revenues

Administration fees are earned on assets under administration in the AWM and Blackmont business and from the administration of third-party business. These fees were $102.1 million for the three-month period ended September 30, 2007, an increase of 81% from $56.3 million for the same period last year. For the

nine months ended September 30, 2007, administration fees were $295.8 million, up 62% from $182.1 million for the nine months ended September 30, 2006. Net of intersegment amounts, administration fee revenue was $75.6 million for the three months ended September 30, 2007, compared with $31.1 million for the three months ended September 30, 2006. For the nine months ended September 30, 2007, net administration fee revenue was $211.0 million, up from $100.2 million for the nine months ended September 30, 2006. The increase in administration fee revenue is due to the increase in assets under administration over the past year and the inclusion of Blackmont administration fees and investment banking revenues. Administration fees should be considered in conjunction with investment dealer fees, an offsetting expense that represents the payout to financial advisors and the variable compensation to dealer employees.

Other revenues earned by the Asset Administration segment are mainly comprised of interest income on cash balances and fees related to registered accounts. For the three months ended September 30, 2007, other revenues were $4.5 million, increasing from $1.9 million for three months ended September 30, 2006. Other revenues were higher at $10.0 million for the nine months ended September 30, 2007 relative to $6.7 million for the same period ending September 30, 2006.

Expenses

Investment dealer fees are the direct costs attributable to the operation of the AWM and Blackmont dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $71.1 million for the three months ended September 30, 2007, an increase of 58% from $45.1 million for the comparative period last year. For the three-month period ended September 30, 2007, dealer gross margin was $31.0 million or 30.4% of administration fees, compared with $11.2 million or 19.9% for the three-month period ended September 30, 2006.

For the nine months ended September 30, 2007, investment dealer fees were $207.5 million on revenues of $295.8 million, for a margin of $88.3 million or 29.9%, up from a margin of 21.4% in the nine months ended September 30, 2006.

Dealer Gross Margin

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring the dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue. CI uses this measure to assess the margin remaining after the payout to advisors.

	Three months ended		Nine months ended	
(in millions)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Administration fees	$102.1	$56.3	$295.8	$182.1
Less:				
Investment dealer fees	71.1	45.1	207.5	143.2
	$31.0	$11.2	$88.3	$38.9
Dealer gross margin	30.4%	19.9%	29.9%	21.4%

The increase in gross margin as detailed in the table above is a result of the acquisition of Blackmont. The compensation directly tied to fee revenue is lower at Blackmont (where SG&A costs are generally paid by Blackmont) than the payouts to the financial advisors at AWM (where SG&A costs are generally borne by the advisor). These two businesses have different business models and therefore are operated separately, sharing only certain key infrastructure and services from CI. On the AWM side, advisors with large books of business are joining its ranks and the consolidation of books of business continues to lead to an increase in payout rates to the advisors.

Selling, general and administrative ("SG&A") expenses for the segment were $31.6 million for the three months ended September 30, 2007, up from $11.8 million for the same period last year. For the nine months ended September 30, 2007, SG&A expenses were $75.4 million, up from $39.6 million for the same period in 2006. SG&A increased primarily as a result of the acquisition of Blackmont.

Liquidity and Capital Resources

The balance sheet for CI at September 30, 2007 reflects total assets of $3.71 billion, an increase from $2.74 billion at December 31, 2006. This is represented by an increase in current assets of $668.3 million and an increase in long-term assets of $300.6 million. CI's cash balance increased by $13.6 million in the nine months ended September 30, 2007. These increases reflect the addition of Blackmont to CI's consolidated financial position.

CI generates significant cash flows from its operations. Cash flow provided by operating activities was $491.0 million for the nine months ended September 30, 2007. Excluding the change in working capital, cash flow from operations was $499.3 million. Both levels of cash flow were sufficient to meet distributions during the period.

CI disposed of marketable securities for net proceeds of $15.9 million in the nine months ended September 30, 2007. The fair value of marketable securities at September 30, 2007 was $34.6 million. Marketable securities are comprised of seed capital investments in its funds and other strategic investments.

Accounts receivable and prepaid expenses increased to $278.0 million from $85.6 million at December 31, 2006 as a result of the acquisition of Blackmont. The future income tax asset decreased by $6.2 million during the nine-month period, reflecting the decrease in the equity-based compensation liability.

Long-term assets increased primarily from a $20.0 million increase in management contracts and $179.4 million increase in goodwill as a result of the Blackmont acquisition. In addition, deferred sales commissions increased by $51.2 million, reflecting new sales commissions incurred of $139.0 million net of $87.8 million of amortization during the nine-month period ended September 30, 2007.

Liabilities increased by $830.6 million during the nine months ended September 30, 2007. The main contributor to the increase was the consolidation of the liabilities from the Blackmont acquisition. Current income taxes payable increased $6.9 million. Future income taxes payable decreased by $42.4 million mainly due to an increase in non-capital loss carry forwards and deferred equity units, offset by higher deferred sales commissions paid compared to the amount amortized for the quarter. In addition, the equity-based compensation liability decreased by $17.9 million, reflecting fewer options outstanding at the end of September 30, 2007.

CI drew $249.9 million on its credit facility during the nine months ended September 30, 2007, increasing long-term debt. At September 30, 2007, CI had drawn $825.9 million at an average rate of 5.24%, compared with $576.1 million drawn at an average rate of 4.60% at December 31, 2006. Net of cash and marketable securities, debt was $755.5 million at September 30, 2007, versus $539.3 million at December 31, 2006.

Interest expense of $28.2 million was recorded for the nine months ended September 30, 2007, compared with $13.6 million for the nine months ended September 30, 2006. This increase in interest expense reflects higher average debt levels along with higher interest rates. Principal repayments are only required under the facility should the bank decide not to renew the facility on its anniversary, in which case, the principal would be repaid in 48 equal monthly installments. These payments would be payable beginning June 2008 should the bank not renew the facility. On June 14, 2007, the facility was amended to increase the amount that may be borrowed to $1 billion.

CI's main uses of capital are the financing of deferred sales commissions, the payment of distributions on its Exchangeable LP units and trust units, the funding of capital expenditures, the repurchase of trust units through its normal course issuer bid program and the funding of acquisitions.

CI paid sales commissions of $139.0 million in the nine months ended September 30, 2007. This compares to $136.4 million in the nine months ended September 30, 2006. The amount of deferred sales commissions incurred in the nine-month period ended September 30, 2007 relates to sales of back-end load units of approximately $320 million per month.

During the nine months ended September 30, 2007, CI incurred capital expenditures of $2.3 million, primarily for computer hardware and software.

Unitholders' equity increased $135.9 million in the nine months ended September 30, 2007. During the same timeframe, CI declared distributions of $468.8 million ($460.9 million paid), which exceeded net income by $31.4 million. CI repurchased trust units, both for cancellation and for its deferred equity unit plan, during the nine months ended September 30, 2007 at a cost of $33.3 million.

Distributable Cash

CI is presenting an analysis of its distributable cash in accordance with the recommendations provided in CICA's publication *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* released in July 2007.

(in millions, except per unit amounts)	Three months ended September 30, 2007	Nine months ended September 30, 2007	Since inception June 30, 2006 to September 30, 2007
Cash flow from operating activities	$132.8	$491.0	$745.4
Less:			
Capital expenditures	0.5	2.3	6.9
Deferred sales commissions	38.7	139.0	212.9
Restrictions on distributions	-	-	-
Standardized distributable cash	93.6	349.7	525.6
per unit	0.33	1.24	1.86
Add:			
Growth portion of deferred sales commissions	24.7	96.0	139.9
Equity-based compensation	4.3	16.1	43.3
Non-cash working capital change	30.4	8.4	48.9
Adjusted distribution base	153.0	470.2	757.7
per unit	0.54	1.67	2.68
Distributions paid	157.5	460.9	745.7
per unit	0.55	1.63	2.635
Unit repurchases	1.6	33.3	137.9
Pay-out ratio on standardized distributable cash	170%	141%	168%
Pay-out ratio on adjusted distribution base	104%	105%	117%
Pay-out ratio on adjusted distribution base, net of unit repurchases	103%	98%	98%

The above calculation of standardized distributable cash is a simple measure of the cash available to be paid out to unitholders. It is intended to rely solely on items recorded in accordance with GAAP. The calculation starts with cash flows from operating activities, and subtracts cash outlays in the period for tangible and intangible capital assets, which in CI's case includes capital expenditures and deferred sales commissions, and contractual limitations or restrictions on the distribution of cash in the period by virtue of a covenant within a debt agreement, of which CI has none.

CI believes that this measure, while standardized, does not capture the amount available to be distributed to unitholders and has therefore provided a calculation of an adjusted distribution base. CI makes three adjustments, as set out below.

CI defines its productive capacity as its assets under management. This is further split into two pools, front-end and back-end financed assets. Front-end financed assets do not require any investment by CI, whereas CI pays the commission to investment advisors for back-end financed assets. As back-end financed assets are redeemed by investors in its funds, CI allocates a portion of its spending on deferred sales commissions

as the amount required to replenish that productive capacity. Any incremental expenditure on deferred sales commissions is viewed as growing CI's productive capacity and is financed by debt, not out of current period cash flow.

CI also adjusts for the cash-settled component of equity-based compensation on an after-tax basis. These amounts are the result of increases in the unit price of CI and could have been settled with units. It is therefore viewed as a financing item and is added towards the adjusted distribution base.

CI's business does not require incremental working capital at its current productive capacity; it is an amount that may grow with the growth of CI and would therefore be financed with debt. As well, there may be moderate seasonal fluctuations which impact standardized distributable cash due to the accrual and subsequent receipt or payment of balances, including the receipt of management fees and the payment of periodic incentive compensation. The change in working capital is therefore an additional adjustment in calculating the adjusted distribution base.

CI generally distributes most of its adjusted distribution base, with the view that the cash required for the difference between that number and standardized distributable cash are either expenditures related to growth in the business or are a financing item to be considered in conjunction with the debt and equity components of CI's balance sheet.

The pay-out ratio on standardized distributable cash as set out in the table above includes the amount disbursed on the repurchase of units during the period. The pay-out ratio on the adjusted distribution base is calculated both with and without the unit repurchase amount. To date, all distributions paid have been on account of income. CI does not expect to make payments on account of capital, nor does it anticipate making payments on account of dividend.

CI's productive capacity, and therefore its ability to maintain distributions, is dependent on the amount of net sales of its funds (gross sales less redemptions) and the market performance of those funds. CI's strategy with respect to its productive capacity is to offer a wide range of products to investors, to continually enhance and invent products and to ensure the funds are managed by highly skilled portfolio managers. CI faces strong competition for investors, which it meets through providing excellent products at reasonable pricing, and margin pressure, which it offsets with increased economies of scale and efficiency in its operations.

Approximately one-third of CI's gross sales are back-end financed, and CI uses debt to finance about 70% of the deferred sales commissions. Given the amount of required financing relative to the overall size of CI's enterprise value, CI has sufficient room to continue to finance this growth with debt. CI's current ratio of debt to EBITDA is 1.1:1, which is fairly conservative. CI is comfortable with a ratio under 2:1 and has a long-term target of 1:1. It is forecast that over the next five years, absent acquisitions in which debt is

increased, the amount of debt incurred to finance growth will fall below the amount of increase in EBITDA and the ratio of debt to EBITDA will trend lower.

CI is well within its financial covenants with respect to its credit facility, which require that the debt service ratio, currently at 3 times, remains above 1.5 and that the debt to EBITDA ratio remain below 2.25:1.

Financial Instruments

On January 1, 2007, CI adopted CICA Section 3855, Financial Instruments – Recognition and Measurement, at which time all financial instruments were measured. On September 30, 2007, these financial instruments were measured at either fair value or amortized cost. Further details are available in the Notes to CI's Consolidated Financial Statements for September 30, 2007.

Risk Factors

Changes in Economic, Political and Market Conditions

CI's performance is directly affected by conditions in the financial markets and political conditions, including the legislation and policies of governments. The financial markets and businesses operating in the securities industry are volatile and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance and may adversely affect CI's assets under management, fees and/or revenues, which would reduce cash flow to CI.

Investment Performance of the Funds

If the funds managed by CI are unable to achieve investment returns that are competitive with or superior to those achieved by comparable investment products offered by CI's competitors, such funds may not attract assets through gross sales or may experience redemptions, which may have a negative impact on CI's assets under management. This would have a negative impact on CI's revenue and profitability.

Competition

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, the strength and continuity of institutional, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have greater capital and other resources, and offer more comprehensive lines of products and services than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI's competitors. Additionally, there are few barriers to entry by new investment management firms, and

the successful efforts of new entrants has resulted in increased competition. CI's competitors seek to expand market share by offering different products and services than those offered by CI. There can be no assurance that CI will maintain its current standing in the market or its current market share, and that may adversely affect the business, financial condition or operating results of CI.

Management Fees and Other Costs

CI's ability to maintain its management fee structure will be dependent on its ability to provide investors with products and services that are competitive. There can be no assurance that CI will not come under competitive pressure to lower the fees charged or that it will be able to retain the current fee structure, or with such fee structure, retain its investors in the future. Changes to management fees, commission rates, structures or service fees related to the sale of mutual funds and closed-end funds could have an adverse effect on CI's operating results. By reason of CI's implementation in 2005 of fixed administration fees for its mutual funds, a significant decrease in the value of the relevant funds, in combination with the fixed administration fees, could reduce margins and have an adverse effect on CI's operating results.

Regulation of CI

Certain subsidiaries of CI are heavily regulated in almost all jurisdictions where they carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI's business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary's operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI's product or services or CI's investment strategies cause or contribute to reduced sales of CI's products or lower margins or impair the investment performance of CI's products, CI's aggregate assets under management and its revenues may be adversely affected.

General Business Risk and Liability

Given the nature of CI's business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its trustees, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or expulsion from a self-regulatory organization or the suspension or revocation of CI's subsidiaries' right to carry on their existing business. CI may incur significant costs in connection with such potential liabilities.

Related Party Transactions

Sun Life is a related party as a result of its ownership of 36.5% of CI's outstanding units. In fiscal 2003, in conjunction with the acquisition of Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"), CI and Sun Life entered into an arrangement whereby, among other things, Sun Life would distribute CI's funds through Sun Life's sales force on a preferred basis and that CI would perform essentially all administrative and management services to Sun Life's Clarica and Sun*Wise* segregated funds. These activities are in the normal course of business for CI and Sun Life is compensated at normal commercial rates as a distributor of fund products as disclosed in the funds' prospectus or other offering documents. These payments are in the form of commissions on sales of funds on a deferred sales charge basis ($9.5 million for the three months ended September 30, 2007 versus $8.3 million for the three months ended September 30, 2006) and trailer fees ($25.6 million for the three months ended September 30, 2007 versus $21.5 million for the three months ended September 30, 2006).

Unit Capital

As at September 30, 2007, CI had 137,913,536 trust units and 146,863,376 Exchangeable LP units outstanding. The Exchangeable LP units may be exchanged for trust units at any time.

At September 30, 2007, 3.2 million options to purchase trust units were outstanding, of which 2.4 million options were exercisable.

Contractual Obligations

The table that follows summarizes CI's contractual obligations at September 30, 2007.

PAYMENTS DUE BY PERIOD

(millions)	Total	Less than 1 year	2	3	4	5	5 or more years
Long-term debt	$825.9	$68.8	$206.5	$206.5	$206.5	$137.6	–
Operating leases	65.4	18.8	14.3	10.0	6.5	6.9	8.9
Total	$891.3	$87.6	$220.8	$216.5	$213.0	$144.5	$8.9

Critical Accounting Estimates

Goodwill and Intangible Assets

At the time of acquisition, intangible assets are determined using estimates of fair value and goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI performs impairment tests for goodwill and intangible assets at least annually. These tests involve estimates and assumptions. At September 30,

2007, there was no impairment to the carrying amounts nor would a reasonably likely change to material assumptions result in impairment. As well, the useful life of intangible assets is periodically reassessed and it has been determined that no change is required.

Income Taxes

The current and future income tax assets and liabilities are recorded based on interpretation of tax legislation and assumptions about the realization and timing of future benefits and costs. A difference in interpretation by tax authorities or a change in timing or realization of reversals could result in higher or lower tax provisions.

Deferred Sales Commissions

The commission paid on sales of low-load or full-load products are deferred and amortized over 36 or 84 months. This estimate matches the period over which redemption fees are payable by the investor in this type of product. The sum of these potential redemption fees, the terminal redemption value, is significantly greater than the balance of unamortized deferred sales commissions.

Change in Accounting Policies

CI has retroactively adopted, without restatement of prior periods, CICA Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. As a result of the acquisition of Rockwater, CI has adopted several accounting policies. Further details are available in the Notes to CI's Consolidated Financial Statements for September 30, 2007.

Disclosure Controls and Internal Controls Over Financial Reporting

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of CI's disclosure controls and procedures as of June 30, 2007, as defined in Multilateral Instrument 52-109 and have concluded that CI's disclosure controls and procedures are effective.

Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in CI's internal controls over financial reporting during the quarter ended September 30, 2007 that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Additional information relating to CI, including the most recent audited financial statements, management information circular and annual information form is available on SEDAR at www.sedar.com.

Financial Statements

Consolidated Statements of Income and Deficit

(UNAUDITED)

(in thousands of dollars, except per unit amounts)	For the three months ended September 30, 2007	For the four months ended September 30, 2006	For the three months ended September 30, 2006
REVENUE			
Management fees	326,252	387,050	293,752
Administration fees	75,590	42,469	31,065
Redemption fees	7,238	10,484	7,822
Gain (loss) on sale of marketable securities	40	(27)	(27)
Other income	8,714	5,939	4,332
	417,834	445,915	336,944
EXPENSES			
Selling, general and administrative	88,461	83,741	66,228
Trailer fees	92,881	107,520	81,099
Investment dealer fees	49,486	32,731	23,866
Amortization of deferred sales commissions and fund contracts	32,087	32,881	24,809
Interest	10,581	6,989	5,429
Other	6,566	4,089	1,740
	280,062	267,951	203,171
Income before income taxes	137,772	177,964	133,773
Provision for (recovery of) income taxes			
Current	2,445	27,713	837
Future [note 11]	(8,397)	(54,487)	(5,420)
	(5,952)	(26,774)	(4,583)
Net income for the period	143,724	204,738	138,356
Deficit, beginning of period	(301,296)	(140,109)	(104,584)
Cost of units repurchased in excess of stated value	–	(38,935)	(8,078)
Distributions declared	(163,177)	(238,017)	(238,017)
Deficit, end of period	(320,749)	(212,323)	(212,323)
Earnings per unit [note 7(f)]	0.50	0.72	0.49

(see accompanying notes)

Consolidated Statements of Income and Deficit

(UNAUDITED)

(in thousands of dollars, except per unit amounts)	For the nine months ended September 30, 2007	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006
REVENUE			
Management fees	970,521	959,462	863,875
Administration fees	210,999	112,329	100,154
Redemption fees	23,926	29,529	26,312
Gain on sale of marketable securities	254	302	208
Other income	22,139	18,720	15,979
	1,227,839	1,120,342	1,006,528
EXPENSES			
Selling, general and administrative	254,321	277,328	245,103
Trailer fees	275,029	259,847	235,112
Investment dealer fees	137,364	85,423	76,263
Amortization of deferred sales commissions and fund contracts	90,417	77,130	69,861
Interest	28,215	14,742	13,624
Other	17,360	8,194	7,650
	802,706	722,664	647,613
Income before income taxes	425,133	397,678	358,915
Provision for (recovery of) income taxes			
Current	7,928	97,286	82,788
Future [note 11]	(20,192)	(46,724)	(45,812)
	(12,264)	50,562	36,976
Net income for the period	437,397	347,116	321,939
Deficit, beginning of period	(281,344)	(188,231)	(183,146)
Transition adjustment on adoption of new accounting policies [note 1(a)]	(81)	–	–
Deficit, beginning of period as restated	(281,425)	(188,231)	(183,146)
Cost of units repurchased in excess of stated value [note 7(b)]	(7,889)	(47,486)	(44,541)
Distributions declared	(468,832)	(323,722)	(306,575)
Deficit, end of period	(320,749)	(212,323)	(212,323)
Earnings per unit [note 7(f)]	1.55	1.22	1.13

(see accompanying notes)

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

FOR THE THREE MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	September 30, 2007
Net income	143,724
Other comprehensive income, net of tax	
Unrealized gain on available-for-sale financial assets, net of income tax of $1,282	2,488
Total other comprehensive income, net of tax	2,488
Comprehensive income	146,212
Accumulated other comprehensive loss, beginning of period	(526)
Total other comprehensive income, net of tax	2,488
Accumulated other comprehensive income, end of period	1,962

(see accompanying notes)

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

FOR THE NINE MONTHS ENDED (UNAUDITED)

(in thousands of dollars)	September 30, 2007
Net income	437,397
Other comprehensive income, net of tax	
Unrealized gain on available-for-sale financial assets, net of income tax of $1,130	2,193
Total other comprehensive income, net of tax	2,193
Comprehensive income	439,590
Accumulated other comprehensive loss, beginning of period [note 1(a)]	(231)
Total other comprehensive income net of tax	2,193
Accumulated other comprehensive income, end of period	1,962

(see accompanying notes)

Consolidated Statements of Cash Flows

(UNAUDITED)

(in thousands of dollars)	For the three months ended September 30, 2007	For the four months ended September 30, 2006	For the three months ended September 30, 2006
OPERATING ACTIVITIES			
Net income for the period	143,724	204,738	138,356
Add (deduct) items not involving cash			
(Gain) loss on sale of marketable securities	(40)	27	27
Amortization of deferred sales commissions and fund contracts	32,087	32,881	24,809
Amortization of other	3,500	3,961	3,080
Equity-based compensation	(7,688)	(30,046)	(18,494)
Future income taxes	(8,397)	(54,487)	(5,420)
	163,186	157,074	142,358
Net change in non-cash working capital balances related to operations	(30,379)	(11,600)	(40,294)
Cash provided by operating activities	132,807	145,474	102,064
INVESTING ACTIVITIES			
Additions to capital assets	(508)	(2,420)	(2,264)
Purchase of marketable securities	(31,878)	(7,871)	(3,374)
Proceeds on sale of marketable securities	11,756	21,189	21,189
Deferred sales commissions paid	(38,743)	(48,041)	(35,588)
Additions to other assets	(14)	(641)	(641)
Cash used in investing activities	(59,387)	(37,784)	(20,678)
FINANCING ACTIVITIES			
Increase in long-term debt	54,162	26,872	28,533
Repurchase of unit capital	(1,603)	(48,586)	(10,143)
Issuance of unit capital	47	37	–
Distributions paid to unitholders	(157,539)	(159,994)	(142,854)
Cash used in financing activities	(104,933)	(181,671)	(124,464)
Net decrease in cash during the period	(31,513)	(73,981)	(43,078)
Cash, beginning of period	67,350	98,648	67,745
Cash, end of period	35,837	24,667	24,667
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	9,495	6,727	4,879
Income taxes paid	1,976	54,143	40,249

(see accompanying notes)

Consolidated Statements of Cash Flows

(UNAUDITED)

(in thousands of dollars)	For the nine months ended September 30, 2007	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006
OPERATING ACTIVITIES			
Net income for the period	437,397	347,116	321,939
Add (deduct) items not involving cash			
Gain on sale of marketable securities	(254)	(302)	(208)
Gain on sale of fund contracts	–	(2,100)	(1,377)
Amortization of deferred sales commissions and fund contracts	90,417	77,130	69,861
Amortization of other	9,881	8,114	7,423
Equity-based compensation	(17,909)	(8,077)	(15,684)
Future income taxes	(20,192)	(46,724)	(45,812)
	499,340	375,157	336,142
Net change in non-cash working capital balances related to operations	(8,371)	24,460	28,061
Cash provided by operating activities	490,969	399,617	364,203
INVESTING ACTIVITIES			
Additions to capital assets	(2,268)	(7,737)	(7,238)
Purchase of marketable securities	(32,628)	(30,865)	(30,741)
Proceeds on sale of marketable securities	15,879	31,495	29,678
Deferred sales commissions paid	(138,987)	(153,687)	(136,381)
Additions to other assets	(7,773)	(15,225)	(15,225)
Cash paid on acquisition, including transaction costs, net of cash acquired [note 2]	(138,664)	–	–
Cash used in investing activities	(304,441)	(176,019)	(159,907)
FINANCING ACTIVITIES			
Increase in long-term debt	249,877	95,712	89,611
Repurchase of unit capital	(33,312)	(60,086)	(48,586)
Issuance of unit capital	106,205	97	67
Repayment of short-term borrowing	(34,775)	–	–
Distributions paid to unitholders	(460,896)	(262,899)	(245,728)
Cash used in financing activities	(172,901)	(227,176)	(204,636)
Net increase (decrease) in cash during the period	13,627	(3,578)	(340)
Cash, beginning of period	22,210	28,245	25,007
Cash, end of period	35,837	24,667	24,667
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	26,092	14,154	12,291
Income taxes paid	7,240	107,302	98,287

(see accompanying notes)

Consolidated Balance Sheets

(UNAUDITED)

(in thousands of dollars)	As at September 30, 2007	As at December 31, 2006
ASSETS		
Current		
Cash and cash equivalents	35,837	22,210
Client and trust funds on deposit	458,768	76,058
Securities owned, at market [note 4]	65,838	–
Marketable securities	34,571	14,595
Accounts receivable and prepaid expenses [note 3]	277,992	85,588
Future income taxes [note 11]	8,353	14,572
Total current assets	881,359	213,023
Capital assets	37,986	32,728
Deferred sales commissions, net of accumulated amortization of $546,483 (December 31, 2006 - $458,706)	531,599	480,388
Fund contracts	1,020,381	1,003,022
Goodwill	1,130,459	951,026
Other assets	104,037	59,215
	3,705,821	2,739,402
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities [notes 3 and 9]	241,868	115,241
Distributions payable	108,784	100,848
Client and trust funds payable	507,476	76,058
Securities sold short, at market [note 4]	49,617	–
Income taxes payable	20,367	13,452
Equity-based compensation	25,089	42,998
Current portion of long-term debt	68,828	84,009
Total current liabilities	1,022,029	432,606
Long-term debt [note 8]	757,112	492,054
Preferred shares issued by subsidiary [note 6]	18,500	–
Future income taxes [note 11]	401,186	443,614
Total liabilities	2,198,827	1,368,274
Unitholders' equity		
Unit capital [note 7]	1,814,223	1,652,472
Contributed surplus	11,558	–
Deficit	(320,749)	(281,344)
Accumulated other comprehensive income [note 1 (a)]	1,962	–
Total unitholders' equity	1,506,994	1,371,128
	3,705,821	2,739,402

(see accompanying notes)

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

CI Financial Income Fund ("CI") is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

As a result of the conversion to an income trust in 2006, CI's year end was changed to December 31 from May 31. Accordingly, the results of operations and cash flows for the four months ended September 30, 2006, three months ended September 30, 2006, ten months ended September 30, 2006 and nine months ended September 30, 2006 are used as comparative figures for the three and nine months ended September 30, 2007.

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

a) Change in Accounting Policy

On January 1, 2007, CI retroactively adopted, without restatement of prior periods, the Canadian Institute of Chartered Accountants Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. The standards require that all financial assets be classified either as held-for-trading ("HFT"), available-for-sale ("AFS"), held-to-maturity ("HTM"), or loans and receivables and that financial liabilities be classified as either as held-for-trading or other. All financial instruments are initially measured at fair value. After initial recognition, the financial instruments are measured at their fair values, except for HTM investments, loans and receivables and other financial liabilities which are measured at amortized cost using the effective interest rate method. Changes in fair value for assets classified as available-for-sale are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. Changes in fair value for classifications other than AFS are reflected in earnings.

CI has implemented the following classification for financial instruments included in the following accounts:

- Cash and cash equivalents is classified as held-for-trading and measured at fair value.
- Client and trust funds on deposit, accounts receivable and other assets are classified as loans and receivables and are measured at amortized cost. The initial measurement gave rise to a transition adjustment to the deficit, beginning of period of $81 (net of future income taxes of $39).
- Marketable securities are classified as available-for-sale and measured at fair value reflecting unrealized gains and losses on these securities. The initial measurement resulted in unrealized losses of $231 (net of future income taxes of $119) reflected as the opening balance of accumulated other comprehensive loss.
- Securities owned and securities sold short, at market, are classified as held-for-trading and measured at fair value.
- Accounts payable, client and trust funds payable, long-term debt and preferred shares issued by subsidiary are classified as other financial liabilities and measured at amortized cost.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

b) New Accounting Policies

As a result of the acquisition of Rockwater Capital Corporation on April 4, 2007, CI has adopted the following accounting policies:

i. Reverse repurchase transactions

Securities purchased under agreements to resell ["reverse repurchase agreements"] are accounted for as collateralized lending transactions and are recorded at their initial contractual amounts plus accrued interest. Interest earned on the reverse repurchase agreements is included in other income. CI's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and CI may require counterparties to deposit additional collateral or return collateral pledged, when appropriate, to ensure that the market value of the underlying collateral remains sufficient. Substantially all reverse repurchase agreement activities are transacted under master netting agreements that give CI the right, in the event of default, to liquidate collateral held and to set off receivables and payables with the same counterparty.

ii. Securities lending and borrowing

CI uses securities lending and borrowing primarily to facilitate the securities settlement process. These arrangements are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Interest earned and paid on cash collateral is based on a negotiated rate, and is recorded as interest income and interest expense, respectively.

iii. Brokerage client balances

Client security transactions are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client's account. Amounts loaned are limited by margin regulations of the Investment Dealers Association of Canada and other regulatory authorities and are subject to CI's credit review and daily monitoring procedures.

CI nets purchase and sale amounts arising from pending securities trades with a single counterparty. The impact of this policy, which is not significant, is to gross up amounts receivable from and amounts payable to clients, brokers, dealers and clearing organizations.

iv. Compensation trust

CI uses a compensation trust, which hold CI's Trust units, to fulfill obligations to employees arising from CI's deferred equity unit plan. CI is the primary beneficiary of the trust, therefore, the trust is consolidated in accordance with the principles of CICA Section 1590, Subsidiaries. Additional information with respect to the compensation trust is found in note 7(e).

v. Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest bearing deposits with original maturities of 90 days or less.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

2. BUSINESS ACQUISITION

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ("Rockwater"), a full service investment dealer and portfolio management company, and completed its acquisition of all the outstanding shares during the second quarter. As consideration, CI paid $150,251 in cash and issued 2,631,784 in total of Trust units and Exchangeable LP units.

The above acquisition was accounted for using the purchase method and the results of operation have been consolidated from the date of the transaction.

Details of the net assets acquired, at fair value, are as follows:

	$
Cash	15,487
Client and trust funds on deposit	389,839
Accounts receivable and prepaid expenses	121,919
Securities owned, at market	63,707
Capital assets	12,813
Future income taxes	20,199
Fund management contracts	20,000
Other assets	37,105
Accounts payable and accrued liabilities	(113,817)
Client and trust funds payable	(397,676)
Securities sold short, at market	(22,956)
Short-term borrowing	(34,775)
Other liabilities	(46,664)
Preferred shares issued by subsidiary	(18,100)
Goodwill on acquisition [note 5]	179,433
	226,514

Details of consideration given, at fair value, are as follows:

	$
Cash	150,251
CI Trust units and Exchangeable LP units	72,363
Transaction costs	3,900
	226,514

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

The Trust units and Exchangeable LP units of CI issued as consideration were valued at $27.50 per unit, the weighted average price over the five trading days prior to the initial April 2, 2007 expiry date of the acquisition.

The acquired fund management contracts include management contracts with an indefinite life valued at $4,500 and management contracts valued at $15,500 being amortized over its finite life of 20 years.

The goodwill on acquisition is not deductible for income tax purposes. Goodwill of $47,636 relates to the Asset Management segment and $131,797 relates to the Asset Administration segment.

The amounts assigned to the assets assumed and liabilities acquired and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The allocation of the purchase price is expected to be completed in the fourth quarter of 2007. Included in other liabilities at the date of acquisition are accruals for severance and exit costs of $16,900, of which $10,451 has been paid as at September 30, 2007.

3. SECURITIES LENDING AND BORROWING AND REVERSE REPURCHASE AGREEMENTS

Included in accounts receivable and prepaid expenses and accounts payable and accrued liabilities are securities lending and borrowing and reverse repurchase agreements consisting of the following:

	Cash		Securities	
	Loaned or delivered as collateral	Borrowed or received as collateral	Borrowed or received as collateral	Loaned or delivered as collateral
	$	$	$	$
Securities lending and borrowing	46,369	19,744	45,634	19,492
Reverse repurchase agreements	65,217	–	65,099	–

CI uses securities lending and borrowing and reverse purchase agreements primarily to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amounts of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. The amount of cash loaned or delivered as collateral is included in accounts receivable and the amount of cash borrowed or received as collateral is included in accounts payable.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

4. SECURITIES OWNED AND SOLD SHORT

	Securities owned	Securities sold short
	$	$
Corporate and government debt	51,391	46,669
Equities	14,447	2,948
	65,838	49,617

As at September 30, 2007, corporate and government debt maturities range from 2007 to 2035 and bear interest at rates ranging from 2.70% to 12.75%.

5. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments Inc., United Financial Corporation, KBSH Capital Management Inc. ["KBSH"] and Lakeview Asset Management Inc., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Blackmont Capital Inc. and Assante Wealth Management (Canada) Ltd., including its subsidiaries, Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

SEGMENTED INFORMATION

	Asset Management			Asset Administration		
	For the three months ended September 30, 2007	For the four months ended September 30, 2006	For the three months ended Septembe 30, 2006	**For the three months ended September 30, 2007**	For the four months ended September 30, 2006	For the three months ended September 30, 2006
Management fees	**326,252**	387,050	293,752	**–**	–	–
Administration fees	**–**	–	–	**102,125**	75,806	56,303
Other revenues	**11,552**	13,966	10,247	**4,440**	2,430	1,880
Total revenues	**337,804**	401,016	303,999	**106,565**	78,236	58,183
Selling, general and administrative	**56,865**	66,919	54,450	**31,596**	16,822	11,778
Trailer fees	**97,073**	111,746	84,321	**–**	–	–
Investment dealer fees	**–**	–	–	**71,053**	60,757	45,079
Amortization of deferred sales commissions and fund contracts	**32,290**	33,100	24,978	**376**	501	376
Other expenses	**3,722**	3,972	1,654	**2,844**	117	86
Total expenses	**189,950**	215,737	165,403	**105,869**	78,197	57,319
Income before income taxes and non-segmented items	**147,854**	185,279	138,596	**696**	39	864
Interest expense	**–**	–	–	**–**	–	–
Recovery of (provision for) income taxes	**–**	–	–	**–**	–	–
Net income	**–**	–	–	**–**	–	–

Intersegment Eliminations			Total		
For the three months ended September 30, 2007	For the four months ended September 30, 2006	For the three months ended September 30, 2006	**For the three months ended September 30, 2007**	For the four months ended September 30, 2006	For the three months ended September 30, 2006
–	–	–	**326,252**	387,050	293,752
(26,535)	(33,337)	(25,238)	**75,590**	42,469	31,065
–	–	–	**15,992**	16,396	12,127
(26,535)	(33,337)	(25,238)	**417,834**	445,915	336,944
–	–	–	**88,461**	83,741	66,228
(4,192)	(4,226)	(3,222)	**92,881**	107,520	81,099
(21,567)	(28,026)	(21,213)	**49,486**	32,731	23,866
(579)	(720)	(545)	**32,087**	32,881	24,809
–	–	–	**6,566**	4,089	1,740
(26,338)	(32,972)	(24,980)	**269,481**	260,962	197,742
(197)	(365)	(258)	**148,353**	184,953	139,202
–	–	–	**(10,581)**	(6,989)	(5,429)
–	–	–	**5,952**	26,774	4,583
–	–	–	**143,724**	204,738	138,356

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

SEGMENTED INFORMATION

	Asset Management			Asset Administration		
Fot the nine months ended	**For the nine months ended September 30, 2007**	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006	**For the nine months ended September 30, 2007**	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006
Management fees	**970,521**	959,462	863,875	**–**	–	–
Administration fees	**–**	–	–	**295,811**	204,046	182,078
Other revenues	**36,310**	40,641	35,732	**10,009**	7,910	6,767
Total revenues	**1,006,831**	1,000,103	899,607	**305,820**	211,956	188,845
Selling, general and administrative	**178,902**	233,177	205,550	**75,419**	44,151	39,553
Trailer fees	**286,589**	272,336	246,207	**–**	–	–
Investment dealer fees	**–**	–	–	**207,484**	160,152	143,157
Amortization of deferred sales commissions and fund contracts	**90,920**	77,523	70,235	**1,128**	1,254	1,125
Other expenses	**10,724**	7,366	6,872	**6,636**	828	778
Total expenses	**567,135**	590,402	528,864	**290,667**	206,385	184,613
Income before income taxes and non-segmented items	**439,696**	409,701	370,743	**15,153**	5,571	4,232
Interest expense	**–**	–	–	**–**	–	–
Recovery of (provision for) income taxes	**–**	–	–	**–**	–	–
Net income	**–**	–	–	**–**	–	–

As at September 30, 2007 and December 31, 2006	**2007**	2006		**2007**	2006	
Identifiable assets	**1,991,115**	1,761,965		**596,593**	38,370	
Goodwill	**862,939**	815,303		**267,520**	135,723	
Total assets	**2,854,054**	2,577,268		**864,113**	174,093	

Intersegment Eliminations			Total		
For the nine months ended September 30, 2007	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006	For the nine months ended September 30, 2007	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006
–	–	–	970,521	959,462	863,875
(84,812)	(91,717)	(81,924)	210,999	112,329	100,154
–	–	–	46,319	48,551	42,499
(84,812)	(91,717)	(81,924)	1,227,839	1,120,342	1,006,528
–	–	–	254,321	277,328	245,103
(11,560)	(12,489)	(11,095)	275,029	259,847	235,112
(70,120)	(74,729)	(66,894)	137,364	85,423	76,263
(1,631)	(1,647)	(1,499)	90,417	77,130	69,861
–	–	–	17,360	8,194	7,650
(83,311)	(88,865)	(79,488)	774,491	707,922	633,989
(1,501)	(2,852)	(2,436)	453,348	412,420	372,539
–	–	–	(28,215)	(14,742)	(13,624)
–	–	–	12,264	(50,562)	(36,976)
–	–	–	437,397	347,116	321,939

2007	2006		2007	2006	
(12,346)	(11,959)		2,575,362	1,788,376	
–	–		1,130,459	951,026	
(12,346)	(11,959)		3,705,821	2,739,402	

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

6. PREFERRED SHARES ISSUED BY SUBSIDIARY

As at September 30, 2007, there are 20,662,500 preferred shares issued and outstanding with a fair value of $18,500. These preferred shares were issued by Rockwater Asset Management Ltd. to the former shareholders of KBSH on December 31, 2004. The preferred shares vest in equal instalments over a three-year period and will be redeemed or purchased for $1.00 per share, subject to adjustments, on December 31, 2009. The preferred shares do not have any entitlement to dividends nor do they have any voting rights.

7. UNIT CAPITAL

a) Authorized

i. An unlimited number of Trust units of CI,

ii. A limited number of Class B limited partner units ("Exchangeable LP units") of Canadian International LP, and special voting units of CI.

b) Issued

A summary of the changes to CI's unit capital is as follows:

Units	Number of Units (thousands)	Stated Value $
Trust units, Balance, December 31, 2006	133,674	788,513
Issuance of unit capital	1	37
Unit repurchase for cancellation	(195)	(1,149)
Conversion from Exchangeable LP units	666	3,929
Trust units, Balance, March 31, 2007	134,146	791,330
Issuance of unit capital [note 2 and 7(h)]	4,438	126,387
Issuance of unit capital for DEU plan	14	419
Unit repurchase for DEU plan	(1,125)	(6,691)
Conversion from Exchangeable LP units	144	876
Trust units, Balance, June 30, 2007	137,617	912,321
Issuance of unit capital	2	47
Issuance of unit capital for DEU plan [note 2]	255	7,002
Unit repurchase for DEU plan	(59)	(398)
Conversion from Exchangeable LP units	99	597
Trust units, Balance, September 30, 2007	137,914	919,569
Exchangeable LP units, Balance, December 31, 2006	146,459	863,959
Conversion to Trust units	(666)	(3,929)
Exchangeable LP units, Balance, March 31, 2007	145,793	860,030
Issuance of unit capital	1,313	36,097
Conversion to Trust units	(144)	(876)
Exchangeable LP units, Balance, June 30, 2007	146,962	895,251
Conversion to Trust units	(99)	(597)
Exchangeable LP units, Balance, September 30, 2007	146,863	894,654
Total	284,777	1,814,223

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

c) Employee incentive equity option plan

The share options issued pursuant to CI's Employee Incentive Stock Option Plan ("the Plan") as amended and restated on June 30, 2006, were exchanged for Trust options that are the economic equivalent of the exchanged options (except that the Trust options will be exercised for Trust units, rather than common shares).

A summary of the changes in the Plan is as follows:

	Number of Options (thousands)	Weighted average exercise price $
Options outstanding December 31, 2006	4,539	16.30
Options exercised	(249)	12.07
Options outstanding, March 31, 2007	4,290	16.55
Options exercised	(918)	14.63
Conversion from Rockwater Capital Corporation	398	35.96
Options cancelled	(13)	40.90
Options outstanding June 30, 2007	3,757	18.99
Options exercised	(551)	17.34
Options outstanding September 30, 2007	3,206	19.28
Options exercisable, September 30, 2007	2,408	19.56

In conjunction with the acquisition of Rockwater, the outstanding stock options of Rockwater converted to Trust options under CI's plan.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

Options outstanding and exercisable as at September 30, 2007 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
10.51	131	0.5	131
15.59	461	1.5	461
15.67	5	2.0	–
17.04	870	2.7	870
18.15	1,357	2.8	611
18.94	14	3.3	5
19.34	2	2.8	1
20.02	5	2.6	3
23.06	18	3.4	6
23.09	3	4.1	–
25.55	23	3.8	8
25.62	5	2.1	4
26.70	11	2.3	7
27.78	3	0.0	3
29.95	5	1.9	5
30.67	28	1.9	28
32.47	5	0.0	5
33.20	5	1.6	5
33.56	50	0.5	50
36.44	3	0.4	3
41.14	156	1.4	156
46.91	39	0.2	39
50.52	7	0.0	7
10.51 to 50.52	3,206	2.3	2,408

d) Short-term incentive plans

CI operates a deferred equity unit plan ["DEU plan"] for senior executives, investment advisors and other key employees. The DEU plan serves as the equity-based component of CI's short-term incentive plans. Each vested DEU entitles the participant to receive one Trust unit of CI.

DEU's are awarded on a periodic basis to eligible participants in lieu of compensation which would otherwise be paid by CI. DEU's vest over a period up to three years.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

e) Compensation trust

CI uses a trust to acquire its Trust units on the open market to fulfill CI's obligations under the DEU plan.

The following table provides a summary of CI's DEU plan and activity during the period and a summary of the activity of the compensation trust established to support the DEU plan.

	Number of DEU's (thousands)
Awards outstanding, December 31, 2006	120
Granted	492
Cancelled	(1)
Awards outstanding, March 31, 2007	611
Granted	106
Conversion from Rockwater Capital Corporation	958
Cancelled	(3)
Awards outstanding, June 30, 2007	1,672
Granted	85
Vested	(255)
Cancelled	(10)
Awards outstanding, September 30, 2007	1,492

Trust units held by the compensation trust, December 31, 2006	127
Units repurchased	475
Trust units held by the compensation trust, March 31, 2007	602
Units repurchased	510
Conversion from Rockwater Capital Corporation	582
Trust units held by the compensation trust, June 30, 2007	1,694
Units repurchased	59
Released on vesting	(255)
Trust units held by the compensation trust, September 30, 2007	1,498

In conjunction with the acquisition of Rockwater, the outstanding deferred stock units at Rockwater converted to deferred equity units under CI's plan.

f) Earnings per unit

The weighted average number of units outstanding were as follows:

(thousands)	For the nine months ended September 30, 2007	For the ten months ended September 30, 2006	For the nine months ended September 30, 2006
Basic and diluted	282,238	285,224	285,165

(thousands)	For the three months ended September 30, 2007	For the four months ended September 30, 2006	For the three months ended September 30, 2006
Basic and diluted	285,373	284,527	284,222

[in thousands of dollars, except per unit amounts]

g) The following table presents the maximum number of units that would be outstanding if all the outstanding options as at October 31, 2007 were exercised:

	(thousands)
Units outstanding at October 31, 2007	–
Options to purchase Trust units	–
	–

h) On June 19, 2007, the Corporation issued 1,400,000 Trust units to CIX Split Corp. and issued 2,300,000 Trust units to Sun Life Assurance Company of Canada ("Sun Life") in exchange for cash, at a price of $28.67 per unit.

8. LONG-TERM DEBT

On June 14, 2007, the revolving credit facility CI has with a Canadian chartered bank was amended to increase the amount that may be borrowed to $1 billion.

9. FOREIGN EXCHANGE RISK

Derivative financial instruments are used to manage CI's exposure to currency risk related to clients and principal trading in foreign currency. Short-term foreign exchange forward contracts are entered into to mitigate the risks of incurring losses on pending trade settlements in foreign currency. Derivative financial instruments are measured at fair value and realized and unrealized gains and losses related to these contracts are recognized in earnings in the period in which they occur.

The forward contracts outstanding at September 30, 2007 are as follows:

Forward contracts	Notional Amounts $	Average Price $	Maturity	Spot Rate $	Fair Value $
To sell US dollars	2,322	0.9958	October 3, 2007	0.9923	(8)
To buy US dollars	1,743	1.0019	October 2, 2007	0.9923	(17)

10. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life, a unitholder of CI. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the three month period ended September 30, 2007, CI incurred charges for deferred sales commissions of $9,534 (four months ended September 30, 2006 - $10,978), and trailer fees of $25,569 (four months ended September 30, 2006 - $28,334) to Sun Life. During the nine month period ended September 30, 2007, CI incurred charges for deferred sales commissions at $36,904 (ten months ended September 30, 2007 - $37,325), and trailer fees of $76,185 (ten months ended September 30, 2006 - $69,357) to Sun Life. The balance payable to Sun Life as at September 30, 2007 of $8,528 (December 31, 2006 - $7,799) is included in accounts payable and accrued liabilities.

Notes to Consolidated Financial Statements

[in thousands of dollars, except per unit amounts]

SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

11. FUTURE INCOME TAXES

On October 31, 2006, the federal government proposed that the federal corporate income tax rate be reduced from 19% to 18.5% starting in 2011. On June 12, 2007, these tax rate changes became substantively enacted. As a result, CI's future income tax liability was reduced. The impact of this future income tax benefit was $5,301, which was recognized in the three months ended June 30, 2007.

On June 12, 2007, federal legislation was substantively enacted to impose a tax at a rate of 31.5% on distributions paid by publicly traded income trusts effective January 1, 2011. Prior to this, CI estimated the future income tax relating to certain future tax liabilities at a nil effective tax rate. As a result of the new legislation, CI is required to record a future tax liability on the post 2010 reversals of temporary differences at a rate of 31.5%. This resulted in an increase in future income tax liability and corresponding tax expense of $5,385, which was recognized in the three months ended June 30, 2007.

12. FUTURE ACCOUNTING CHANGES

The Accounting Standards Board of the CICA has issued Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, all applicable for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 introduces new disclosure requirements surrounding an entity's objectives, policies and processes for managing capital. Section 3862 and Section 3863 provide presentation and disclosure requirements for financial instruments. CI will adopt the new standards effective January 1, 2008, however they are not expected to have a significant impact to the consolidated financial statements of CI.

13. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative figures have been reclassified to conform to the presentation of the current consolidated financial statements.

The Board of Trustees declared monthly cash distributions of $0.19 per unit payable on December 14, 2007.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.


CI Financial

CI Financial
2 Queen St. East
Twentieth Floor
Toronto, Ontario
M5C 3G7

www.ci.com

END